FI 70 12 (Ed. 05/12)

Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

Bond No. FS 0333134 05 01

Effective Date of Change 11/11/2018

BOND CHANGES

FI 70 12 (Ed. 05/12)

(Page 1 of 1)

ASSET MANAGEMENT FUND

RESOLUTIONS

The undersigned hereby certifies that she is the duly elected Secretary of the Asset Management Fund (the “Trust”) and that the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust, adopted the following resolutions at a meeting held on August 21, 2018.

Approval of Extension of the Fidelity Bond

RESOLVED, that upon consideration of the material factors, including those factors specified by the applicable regulations, the Board of Trustees of Asset Management Fund (the “Trust”), including a majority of the Trustees who are not “interested persons” as that term is defined in the Investment Company Act of 1940, as amended (“1940 Act”), hereby approves the extension of the fidelity bond, covering each officer and employee of the Trust against larceny and embezzlement, in the amount of $900,000 through December 11, 2018; and

FURTHER RESOLVED, that the proposed premium for the extension of the fidelity bond coverage, be, and hereby is, approved; and

FURTHER RESOLVED, that the officers of the Trust, be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

Witness my hand this 18th day of September, 2018.

/s/ Jennifer L. Gorham
Jennifer L. Gorham, Secretary